AB 4/17

RECEIVED
2011 NOV 28 PM 5:

UNITE
SECURITIES AND EX
Washingto

11023157

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nab Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 28th Floor

(No. and Street)

New York, New York 10167

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DeMaio, President (212) 916-9520

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond **unless the form** displays a currently valid OMB control **number.**

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of nabSecurities, LLC, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA STEELE
Notary Public, State of New York
No. 01ST6203956
Qualified in Westchester County
Commission Expires April 13, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
nabSecurities, LLC

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the "Company") as of September 30, 2011, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of nabSecurities, LLC at September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

November 28, 2011

nabSecurities, LLC

Statement of Financial Condition

September 30, 2011

Assets	
Cash and cash equivalents	$ 13,084,127
Due from clearing broker	260,275
Due from affiliates	8,943,620
Accounts receivable	1,386,766
Securities owned, at fair value	104,130
Total assets	$ 23,778,918
Liabilities and member's equity	
Liabilities:	
Provision for litigation	$ 7,021,557
Accounts payable and accrued expenses	158,546
Due to affiliates	8,928,383
Subordinated borrowings	10,000,000
Member's equity:	
Member's contribution	375,000
Accumulated deficit	(2,704,568)
Total member's equity	(2,329,568)
Total liabilities and member's equity	$ 23,778,918

See accompanying notes to financial statements.

nabSecurities, LLC

Statement of Operations

Year Ended September 30, 2011

Revenues	
Commissions	$ 8,109,231
Underwriting fees, net	6,052,044
Interest income	6,420
Unrealized gain on investments	23,023
Total revenues	14,190,718
Expenses	
Compensation and benefits	4,119,002
Group recharges	4,060,378
Brokerage, clearance and exchange fees	615,162
Litigation provision	7,021,557
Professional fees	207,736
Travel and entertainment	314,128
Occupancy and equipment	267,880
Communications	66,959
Interest expense	52,572
Other	15,076
Total expenses	16,740,450
Loss before income tax benefit	(2,549,732)
Income tax benefit	1,154,778
Net loss	$ (1,394,954)

See accompanying notes to financial statements.

nabSecurities, LLC

Statement of Changes in Subordinated Borrowings

Year Ended September 30, 2011

Subordinated borrowings at October 1, 2010	$ 5,000,000
Increase:	
Issuance of subordinated notes	280,000,000
Decrease:	
Payment of subordinated notes	(275,000,000)
Subordinated borrowings at September 30, 2011	$ 10,000,000

See accompanying notes to financial statements.

nabSecurities, LLC

Statement of Changes in Member's Equity

Year Ended September 30, 2011

	Member's Contribution	Accumulated Deficit	Total
Balance at October 1, 2010	$ 375,000	$ (1,309,614)	$ (934,614)
Net loss	–	(1,394,954)	(1,394,954)
Balance at September 30, 2011	$ 375,000	$ (2,704,568)	$ (2,329,568)

See accompanying notes to financial statements.

nabSecurities, LLC

Statement of Cash Flows

Year Ended September 30, 2011

Cash flows from operating activities	
Net loss	$ (1,394,954)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized gain on investments	(23,023)
Increase in operating assets/liabilities:	
Increase in due from affiliates	(6,091,349)
Increase in accounts receivable	(263,583)
Increase in provision for litigation	7,021,557
Decrease in accounts payable and accrued expenses	(111,085)
Increase in due to affiliates	868,837
Net cash provided by operating activities	6,400
Cash flows from investing activities	
Purchase of securities owned, at fair value	(5,994,692)
Proceeds from maturity of securities owned, at fair value	12,000,000
Net cash from investing activities	6,005,308
Cash flows from financing activities	
Proceeds from subordinated borrowings from Parent	280,000,000
Repayment of subordinated borrowings to Parent	(275,000,000)
Net cash from investing activities	5,000,000
Increase in cash and cash equivalents	11,011,708
Cash and cash equivalents as of October 1, 2010	2,072,419
Cash and cash equivalents as of September 30, 2011	$ 13,084,127
Supplemental disclosure of cash flow information	
Interest paid	$ 52,052
Income taxes paid	$ –

See accompanying notes to financial statements.

nabSecurities, LLC

Notes to Financial Statements

September 30, 2011

1. Organization

nabSecurities, LLC (the "Company") is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage-related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate of, and later adjustment for, final settlement with lead underwriters.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company deposits cash and cash equivalents with a single financial institution. At September 30, 2011,

2. Significant Accounting Policies (continued)

cash equivalents comprised $8,084,127 of the cash and cash equivalents included in the statement of financial condition.

Securities Owned

Securities owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in unrealized gain or loss on investments. Fair value has been the market value based on published market prices (Level 1 fair value).

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining the fair value, the Company uses various valuation approaches as defined by the U.S. accounting rules under *Fair Value Measurement* hierarchy which is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single member limited liability company. It is classified as a disregarded entity for federal income tax purposes. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of the New York Branch of the Parent. The Company's income taxes are an allocated share of the U.S. taxes of the New York branch of the Parent and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences

2. Significant Accounting Policies (continued)

between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax benefit line in the Statement of Operations. Accrued interest and penalties are included within the related tax liability line, which for the Company is a component of Due to Affiliates, in the Statement of Financial Condition.

Commission Income

The Company, acting as an agent, executes buy and sell trades for its customers. The Company charges certain basis points for commissions on trades that it executes on behalf of its customers. During the year ended September 30, 2011, the Company executed trades in U.S. and foreign securities. Commissions and related brokerage and clearance expenses are recorded on a trade-date basis as securities transactions occur.

Underwriting Fees

The Company earns fees as an underwriter for issuance of securities. Underwriting fees are recognized at the time when services for the transactions are completed under the terms of each engagement and the income is reasonably determinable. Underwriting fees are presented net of related expenses.

Recently Issued Accounting Standards

In July 2010, the FASB issued Accounting Standards Update No. *2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (Topic 310) - Receivables* ("ASU 2010-20"). ASU 2010-20 provides for additional disclosures regarding an entity's allowance for credit losses and the credit quality of its financing receivables. For nonpublic entities, which include the Company, the provisions of ASU 2010-20 are effective for annual reporting periods on or after December 15, 2011. Management does not expect the provisions of this update to have a material impact on these financial statements.

3. Securities Owned

At September 30, 2011, securities owned, at fair value of $104,130 (its quoted market value) consist of NASDAQ shares.

4. Fair Value of Financial Instruments

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 1 inputs include equities traded in an active market, which amounted to $104,130. There are no liabilities utilizing Level 1 inputs.
- There are no assets or liabilities utilizing Level 2 inputs.
- There are no assets or liabilities utilizing Level 3 inputs.

For a more detailed discussion regarding the fair value hierarchy see *Note 2. Significant Accounting Policies.*

5. Subordinated Borrowings

The Company has a subordinated loan from the Parent for working capital purposes since 2004 in the amount of $5,000,000. Interest accrues at US Dollar LIBOR plus 0.38% and is scheduled to mature on August 31, 2014. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2011, $3,488 of accrued interest was recorded.

On July 29, 2011, the Company entered into a revolving subordinated credit agreement with the Parent for additional working capital when needed. The effective date of the agreement is August 20, 2011 and the amount of the credit line is $100,000,000. Interest accrues at US Dollar LIBOR flat and is scheduled to mature August 26, 2012. This agreement has been approved by FINRA as a satisfactory subordination agreement. As of September 30, 2011, there was an outstanding advance of $5,000,000 on this revolving credit line and $52 of accrued interest was recorded.

These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. Related Party Transactions

The Company's tax liabilities and benefits are settled through the New York Branch of the Parent.

All personnel working for the Company are employed by the Parent, who is responsible for their benefits and pension. The Parent charges the Company the cost of those personnel. Accordingly,

6. Related Party Transactions (continued)

the Company has no employees and all compensation and benefits presented in the Statement of Operations are paid by the Parent.

Due from affiliates of $8,943,620 as of September 30, 2011 is due from the New York Branch of the Parent and includes a receivable of $3,670,912 for income tax benefit due and $5,272,708 for net commissions received on behalf of the Company by the New York Branch of the Parent. Due to affiliates of $8,928,383 as of September 30, 2011, represents a payable of $1,598,550 for taxes and $7,329,833 for operating expenses paid on behalf of the Company by the New York Branch of the Parent. Interest expense of $52,572 was incurred on subordinated borrowings from the Parent.

The group recharges in the Statement of Operations of $4,060,378 for the year ended September 30, 2011, represents allocations for expenses paid on behalf of the Company by the New York Branch of the Parent other than employee compensation.

7. Income Taxes

The results of the Company's operations are included in the Federal, state and local income tax returns of the New York Branch of the Parent that settles its income tax liabilities with respective taxing authorities. The allocation of the New York Branch of the Parent's income tax liability reflected on these financial statements is computed as if the Company were a fully taxable foreign entity filing its own income tax returns with relevant taxing authorities.

Total income tax benefit for the year ended September 30, 2011 of $1,154,778 is comprised of current tax expense of $964,023 and deferred income tax benefit of $2,118,801.

Deferred tax assets of $3,670,912 (which will be settled with the Parent) at September 30, 2011 consist of the tax value of stock based compensation and provisions not currently deductible for tax purposes. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2011, as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax asset.

The Company's effective tax rate was 45.29% for the year ended September 30, 2011. The Company's effective tax rate has differed from the U.S federal statutory rate of 35% principally due to state and local income taxes.

The Company had no unrecognized tax benefits and consequently had no accrued interest and penalties related thereto at the beginning or end of the fiscal year ended September 30, 2011. The Company does not expect its unrecognized tax benefit balance to change significantly within the next twelve months.

8. Commitments and Contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed a $260,275 deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Approximately fifty underwriters, including the Company, were named as defendants in a class action that relates to thirteen securities offerings by Lehman Brothers Holdings Inc. ("Lehman) that occurred during an approximately eighteen month period prior to Lehman's bankruptcy filing. The plaintiffs allege materially misleading offering statements and omissions in the prospectuses and assert claims under the U.S. securities laws. The Company participated in two debt security offerings by Lehman in July 2007 and April 2008. On October 3, 2011, the plaintiffs informed the Court that they had reached a preliminary settlement with a group of underwriter defendants, including the Company, for an aggregate amount of $417 million. With respect to this group of underwriter defendants, including the Company, the settlement would resolve only those claims relating to the thirteen offerings (including the two offerings in which the Company participated) that are held by those class plaintiffs who do no opt out of the settlement. (There are a number of individual actions that have been filed by various plaintiffs that sit outside the main class action and it is unclear whether these plaintiffs will opt out of the settlement, if finalized.) The preliminary settlement is subject to conditions, including definitive documentation and court approval, which could take up to six months or longer to satisfy. The Company's share of the final proposed settlement amount is estimated to be $7.0 million and is included in the Statement of Operations for the year.

In addition to the above mentioned case, the Company is involved in litigation arising in the normal course of business as a defendant in lawsuits along with other brokers in various underwritings. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation is not expected to have a materially adverse effect on the Company's financial position.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2011, the Company had net capital of $4,084,678, which exceeded the regulatory requirement by $3,499,198.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2011, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 28, 2011, which is the date the financial statements were available to be issued.

On October 26, 2011, the Parent made an equity contribution of $7,000,000 to the Company.

On October 28, 2011, the Company repaid $5,000,000 on its revolving credit line.

Supplemental Information

Schedule I

nabSecurities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

September 30, 2011

Computation of net capital	
Total member's equity	$ (2,329,568)
Add allowable subordinated liabilities	10,000,000
Total capital and allowable subordinated liabilities	7,670,432
Deductions and/or charges:	
Nonallowable assets:	
Net due from affiliates, excluding taxes	1,617,327
Accounts receivable	1,386,766
Total deductions and/or charges	3,004,093
Net capital before haircuts on securities positions	4,666,339
Haircuts on securities:	
7% on Money Market Account	565,355
9% on Fed Prime Account	686
15% on NASDAQ Stock	15,620
Total haircuts on securities	581,661
Net capital	$ 4,084,678
Computation of alternative net capital requirement	
Aggregate indebtedness	$ 8,782,193
Net capital requirement (minimum)	585,480
Excess net capital	$ 3,499,198
Aggregate indebtedness to net capital	215%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited September 30, 2011 Part IIA FOCUS filing on November 28,2011.

nabSecurities, LLC

Reconciliation of nabSecurities, LLC
Unaudited FOCUS to the Statement of Financial Condition

September 30, 2011

	Unaudited FOCUS	Reclassification	Audited Statement of Financial Condition
Assets			
Cash and cash equivalents	$ –	$ 13,084,127	$ 13,084,127
Due from clearing broker	5,260,275	(5,000,000)	260,275
Accounts receivable	3,004,093	(1,617,327)	1,386,766
Due from affiliates	–	8,943,620	8,943,620
Securities owned, at fair value	8,188,257	(8,084,127)	104,130
Liabilities			
Provision for litigation	–	(7,021,557)	(7,021,557)
Accounts payable and accrued expenses	(8,782,193)	8,623,647	(158,546)
Due to affiliates	–	(8,928,383)	(8,928,383)
	$ 7,670,432	$ –	$ 7,670,432

Schedule III

nabSecurities, LLC

Statement Regarding Rule 15c3-3

September 30, 2011

As the Company does not hold customer money or securities nor carry customer accounts, an exemption from Rule 15c3-3 is claimed with respect to the provisions of Section (k)(2)(ii) thereof.

Supplemental Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors of
nabSecurities, LLC

In planning and performing our audit of the financial statements of nabSecurities, LLC (the "Company"), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 28, 2011

Ernst + Young LLP